SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

November 14, 2002

VIVENDI UNIVERSAL

42, avenue de Friedland

75008 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]   No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: English translation of the Update of the Document de Reference of the Company filed with the Commission des operations de bourse on November 14, 2002.

This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-81578) as amended, filed by Vivendi Universal under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by Vivendi Universal under the Securities Act of 1933 or the Securities Exchange Act of 1934.

EXHIBIT LIST

Exhibit	Description

99.1	English translation of the Update of the Document de Reference of the Company filed with the Commission des operations de bourse on November 14, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIVENDI UNIVERSAL

	By:	/s/George E. Bushnell III

	Name: Title:	George E. Bushnell III Vice President
Date: November 14, 2002